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03013730

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52458

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE PRECURSOR GROUP BROKER-DEALER LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 15TH STREET, NW SUITE 370
(No. and Street)

WASHINGTON (City) DC (State) 20005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARBARA F. BUCKLEY 202.828.7814
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOMES, LOWRY, HORN & JOHNSON, LTD
(Name – *if individual, state last, first, middle name*)

309 MAPLE AVENUE WEST (Address) VIENNA (City) VA (State) 22180-4363 (Zip Code)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2003
WASH. D.C. 165

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Barbara F. Buckley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Precursor Group Broker-Dealer LLC of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Notary Public

My Commission Expires December 14, 2006

This report ** contains (check all applicable boxes):

☐ (a) Facing Page.
☐ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE PRECURSOR GROUP BROKER-DEALER, LLC

FINANCIAL REPORT

DECEMBER 31, 2002

CONTENTS

HOMES
LOWRY
HORN &
JOHNSON
LTD

A professional corporation • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member
The Precursor Group Broker-Dealer, LLC
Washington, DC

We have audited the accompanying balance sheet of The Precursor Group Broker-Dealer, LLC, as of December 31, 2002, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Precursor Group Broker-Dealer, LLC, as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Homes, Lowry, Horn + Johnson, Ltd.

February 4, 2003

309 Maple Avenue West • Vienna, Virginia 22180-4363 • Phone (703) 281-4880 • FAX (703) 281-4522

Richard J. Leonard • Walter C. Burger • Roger W. Overton
Mark C. Vogel • Rebecca S. Tiblin • Robert J. Neuland

INPACT INTERNATIONAL AFFILIATE

BALANCE SHEET
December 31, 2002

ASSETS	
Cash	$ 268,886
Receivable from clearing organizations	239,169
Receivable from The Precursor Group Advisors, LLC	10,586
Prepaid expenses	28,116
Total current assets	$ 546,757
COMPUTER EQUIPMENT	$ 10,426
Less accumulated depreciation	3,883
	$ 6,543
Total assets	$ 553,300
LIABILITIES AND MEMBER'S EQUITY	
Payable to The Precursor Group, Inc.	$ 15,338
Accounts payable	178,186
Total current liabilities	$ 193,524
MEMBER'S EQUITY	$ 359,776
Total liabilities and member's equity	$ 553,300

See Notes to Financial Statements.

STATEMENT OF INCOME
For the Year Ended December 31, 2002

Revenues:	
Commissions	$6,543,701
Interest	2,934
	$6,546,635
Expenses:	
Trading execution and clearing fees	$ 901,173
Commissions expense	394,285
Marketing and sales expenses	145,080
Research costs	599,641
Salaries	285,490
Other	55,728
	$2,381,397
Net income	$4,165,238

See Notes to Financial Statements.

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2002

Balance, December 31, 2001	$ 607,108
Net income	4,165,238
Distributions to member	(4,412,570)
Balance, December 31, 2002	$ 359,776

See Notes to Financial Statements.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 4,165,238
Depreciation	3,883
Net decrease in receivables	199,066
Net increase in prepaid expenses	(28,116)
Net increase in payables and accrued liabilities	193,524
Net cash provided by operating activities	$ 4,533,595
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	$ (10,426)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member distributions	$ (4,412,570)
Net increase in cash	$ 110,599
Cash at beginning of year	158,287
Cash at end of year	$ 268,886

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Organization:

The Precursor Group Broker-Dealer, LLC, was formed on March 17, 2000, as a limited liability company under the Delaware Limited Liability Company Act. The company is a wholly-owned subsidiary of The Precursor Group, Inc. (Parent).

The company is a broker-dealer and is a member of the National Association of Securities Dealers, Inc. (NASD). The company purchases research from an affiliated company, The Precursor Group Advisors, LLC, and provides this research to its customers in return for trade orders that are placed through a clearing broker. The company receives commissions for customer trades under three clearance service agreements. Commission revenues are recorded on a settlement date basis.

Cash and cash equivalents:

For purposes of the statement of cash flows, the company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Income taxes:

No provision for income taxes has been made in these financial statements because the parent company is responsible for reporting the income or loss from the company's income and expenses.

Accounts receivable:

Receivables for commissions on customer trades are recorded as of the customer settlement date. All receivables are generally collected within 30 days. The company has no allowance for uncollectible accounts based on its collections history.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Due to their prospective nature, actual results could differ from those estimates. Significant estimates include depreciation expense.

Computer equipment:

Computer equipment is carried at cost. Depreciation is computed using accelerated depreciation methods over five years. The company's policy is to expense to operations equipment with a cost of less than $1,000.

Note 2. Concentration of Credit Risk

Financial instruments which potentially subject the company to concentrations of credit risk consist of commissions receivable and cash. The company grants credit terms in the normal course of business to its clearing brokers for payment of commissions for customer trades. As part of its ongoing procedures, the company monitors the credit worthiness of its clearing brokers.

The company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The company has not experienced any losses in such accounts. Management believes the company is not exposed to any significant risk related to cash.

Note 3. Owner Distributions

Until October 2002, all commission revenues earned by the company were distributed to the parent company, which were recorded when paid. Since October 2002, the company has retained its commission revenues to fund its operating expenses.

Note 4. Related Party Transactions

Until October 2002, The Precursor Group, Inc., parent company of The Precursor Group Broker-Dealer, LLC (Broker-Dealer), paid all expenses of the company and provided office space, rent free. Since October 2002, the Broker-Dealer has paid for all operating expenses out of its own revenues.

Beginning in October 2002, the Broker-Dealer has an agreement to purchase research and services from an affiliated company, The Precursor Group Advisors, LLC, which is also wholly owned by the parent. These purchases totaled $599,641 in 2002.

At times, the parent and its subsidiaries have paid operating expenses on behalf of one another. Resulting balances, which are to be repaid within 30 days, are recorded on the balance sheet as follows:

Receivable from The Precursor Group Advisors, LLC	$ 10,586
Payable to The Precursor Group, Inc.	$ (15,338)

Note 5. Subordinated Liabilities

The company had no subordinated liabilities at any time during the year ended December 31, 2002.

Note 6. Net Capital Requirements

The company is subject to the Securities and Exchange Commission Rule 15c3-1(a)(vi)(the Net Capital Rule), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The company's net capital was $314,531 as of December 31, 2002, which was $301,629 in excess of its required net capital. The company's net capital ratio was .62 to 1 as of December 31, 2002.

Note 7. Supplementary Schedules

Certain supplementary schedules are required to be filed with the financial statements under Rule 15c3-3 of the Securities and Exchange Commission and under the Commodity Exchange Act. These schedules are not applicable to the company and are not included in the supplementary schedules. These schedules are as follows:

- Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- Information Relating to Possession or Control Requirements Under Rule 15c3-3.
- Schedules of Segregation Requirements and Funds in Segregation Pursuant to the Commodity Exchange Act.

HOMES
LOWRY
HORN &
JOHNSON
LTD

A professional corporation • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
The Precursor Group Broker-Dealer, LLC
Washington, DC

We have audited the accompanying financial statements of The Precursor Group Broker-Dealer, LLC, for the year ended December 31, 2002, and have issued our report thereon dated February 4, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on Page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Homes, Lowry, Horn & Johnson, Ltd.

February 4, 2003

309 Maple Avenue West • Vienna, Virginia 22180-4363 • Phone (703) 281-4880 • FAX (703) 281-4522

Richard J. Leonard • Walter C. Burger • Roger W. Overton
Mark C. Vogel • Rebecca S. Tiblin • Robert J. Neuland

INPACT INTERNATIONAL AFFILIATE

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002

Assets	$ 553,300
Less liabilities	193,524
Total member equity	$ 359,776
Less non-allowables:	
Receivable from The Precursor Group Advisors, LLC	$ 10,586
Prepaid expenses	28,116
Computer equipment, net	6,543
	$ 45,245
Haircuts	$ -
Net capital	$ 314,531
Minimum net capital requirement	12,902
Excess net capital	$ 301,629
Ratio: Aggregate indebtedness to net capital	.62 to 1

Reconciliation with company's computation included in Part IIA of Form X-17a-5 as of December 31, 2002.

Net capital, as reported in company's Part IIA (unaudited) FOCUS report	$ 326,590
Accounts payable adjustment recorded after FOCUS report filed	(12,059)
Net capital per above	$ 314,531

HOMES
LOWRY
HORN &
JOHNSON
LTD

A professional corporation ◦ Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Member
The Precursor Group Broker-Dealer, LLC
Washington, DC

In planning and performing our audit of the financial statements and supplemental schedule of the Precursor Group Broker-Dealer, LLC, for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-(5)(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

309 Maple Avenue West ◦ Vienna, Virginia 22180-4363 • Phone (703) 281-4880 ◦ FAX (703) 281-4522

Richard J. Leonard ◦ Walter C. Burger ◦ Roger W. Overton
Mark C. Vogel ◦ Rebecca S. Tiblin ◦ Robert J. Neuland

INPACT INTERNATIONAL AFFILIATE

HOMES
LOWRY
HORN &
JOHNSON
LTD

A professional corporation ∘ Certified Public Accountants

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Homes, Lowry, Horn + Johnson, Ltd.

February 4, 2003

309 Maple Avenue West ∘ Vienna, Virginia 22180-4363 ∘ Phone (703) 281-4880 ∘ FAX (703) 281-4522

Richard J. Leonard ∘ Walter C. Burger ∘ Roger W. Overton
Mark C. Vogel ∘ Rebecca S. Tiblin ∘ Robert J. Neuland

INPACT INTERNATIONAL AFFILIATE